John Amorosi +1 212 450 4010 john.amorosi@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

April 22, 2024
Re:	HireRight Holdings Corp Schedule 13E-3 filed March 21, 2024 File No. 005-93449 Preliminary Proxy Statement filed March 21, 2024 File No. 001-40982
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
On behalf of our client, HireRight Holdings Corporation (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Proxy Statement on Schedule 14A (the “Proxy Statement”) and the Schedule 13E-3 (the “Schedule 13E-3”) contained in the Staff’s letter dated April 10, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), together with this response letter.
For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Proxy Statement and the Amended Schedule 13E-3, as applicable.
Preliminary Proxy Statement and Schedule 13E-3 filed March 21, 2024
Background of the Merger, page 21
1.
Clarify your use of the term “Sponsor” here to refer to other parties interested in acquiring the Company. We assume there is a relationship between the multiple “Sponsors” who made acquisition proposals to acquire HireRight beginning in 2022 and the “Sponsor Stockholders” who are participants in this going private transaction; however, this should be clarified. To avoid confusion and to clarify the roles of various entities and parties in the process leading up to the Merger Agreement, revise to specifically identify each “Sponsor” by its actual name throughout. In addition, specifically identify/define each entity that makes up the group “Sponsor Stockholders” as used in the proxy statement. We note that the initial use of that defined term at the forepart of the proxy statement identifies two entities by name (General Atlantic and Stone Point) but additionally refers to “their affiliated investment funds.”

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure starting on page 21 of the Amended Proxy Statement to remove references to “Sponsor” and instead now refers to parties interested in discussing a potential strategic transaction involving the Company as “Private Equity Party” or “Strategic Party,” depending on their respective businesses.

The Company has further revised the disclosure to differentiate among the various entities and parties in the process leading up to the Merger Agreement and has included a description of their respective industries and operations. The Company has not made reference to any relationship between the multiple parties that expressed high-level interest in a transaction with the Company, on the one hand, and the Sponsor Stockholders, on the other hand, because the Sponsor Stockholders did not have a relationship with any such parties related to the Company.

The Company has not disclosed the actual names of the parties and entities as it believes that the disclosure of the identity of any of the Private Equity Parties or Strategic Party A could have a negative impact on the Company’s relationship with such parties and other participants in the industry in which the Company operates. Consequently, the Company believes that disclosure of the actual names of the Private Equity Parties or Strategic Party A could adversely impact the Company’s stockholders. Further, the Company is of the view that the identity of any of the Private Equity Parties or Strategic Party A is not relevant to the determination by the Unaffiliated Stockholders whether to approve the Merger.

The Company further advises the Staff that it has revised the disclosure in the letter to stockholders and the Notice of Special Meeting of the Amended Proxy Statement in respect of the term “Sponsor Stockholders.” The Company respectfully refers the Staff to the definitions of Sponsor Stockholders, General Atlantic Stockholders and Stone Point Stockholders on pages vii, v and vii, respectively, of the Amended Proxy Statement, which specifically identify each affiliated entity of General Atlantic and Stone Point that make up the group “Sponsor Stockholders.”

2.
Refer to your descriptions throughout your filing of the Board meeting held on February 15, 2024 in which the Board determined, among other things, that the Merger was advisable and fair to, and in the best interests of, HireRight and the Unaffiliated Stockholders. We note the reference on page 35 that that Board meeting took place “with the members of the HireRight Board affiliated with the Sponsor Stockholders and their respective affiliates not in attendance,” and on page 36 that those in attendance “included a majority of the directors who are not employees of HireRight.” Please clarify for us supplementally which members of the Board attended this meeting. If neither the members affiliated with the Sponsor Stockholders nor any employee directors attended, please provide your analysis of whether the Board’s resolutions adopted at that meeting are valid under Delaware law and the Company’s governing documents.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 36 and 38 of the Amended Proxy Statement. The Company respectfully notes for the Staff that the Amended Proxy Statement clarifies that the directors affiliated with the Sponsor Stockholders were not present at the Board meeting held on February 15, 2024, and accordingly, all Board meetings and determinations had a quorum and such Board resolutions adopted at such meetings are valid under Delaware law and the Company's governing documents.

3.
See comment 1 above. We note the references on page 22 to “Financial Advisor A” that assisted HireRight in evaluating an acquisition proposal from Sponsor A and additionally participated in contacts with Sponsors B and C. It appears that information about Financial Advisor A and any “reports” (oral or written) it provided in the context of these evaluations may be required under Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A. Please revise or advise.

Response:
The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it has not identified Financial Advisor A by name because it did not provide any analysis or advice with respect to the proposed Rule 13e-3 transaction.

Financial Advisor A was never formally engaged to provide any advice or opinion or view, oral or written, with respect to the structure of the Merger or the fairness of the consideration to be offered to stockholders in the Merger. Financial Advisor A only provided advice to the HireRight Board in respect of the Private Equity Party A Proposal and did not participate in any contact with Private Equity Parties B or C. Financial Advisor A’s involvement took place prior to the contemplation by the Company or the HireRight Board of the proposed Rule 13e-3 transaction. As described under the heading “Special Factors—Background of the Merger” on pages 23-24 of the Amended Proxy Statement, the Special Committee was not formed until November 20, 2023, in light of (i) the possibility of the Sponsor Stockholders submitting a preliminary non-binding proposal for a potential strategic transaction involving the Sponsor Stockholders and HireRight and (ii) the Sponsor Stockholders’ status as controlling stockholders of HireRight. Following its formation, the Special Committee ultimately determined to engage Centerview as its financial advisor and thereafter relied on Centerview’s analysis and opinion in connection with its recommendation of the Merger.

Furthermore, Financial Advisor A did not provide any report, opinion or appraisal that is materially related to the Merger, including any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to the Company’s stockholders or the fairness of the transaction to the Company or to the Company’s stockholders or to the Unaffiliated Stockholders. Additionally, the Company respectfully advises the Staff that none of the Special Committee, the HireRight Board, Centerview or the Sponsor Stockholders, in their respective evaluations of the Merger, the Merger Consideration and the transactions contemplated by the Merger Agreement, consulted with nor took into consideration any analysis conducted by Financial Advisor A.

Given the limited nature of the services provided by Financial Advisor A, the fact that Financial Advisor A was never formally engaged and the Special Committee’s subsequent determination to engage Centerview as its financial advisor, the Company respectfully submits that the requirements of Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A are not applicable to the services provided by Financial Advisor A.

Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and
the Special Committee; Fairness of the Merger, page 35
4.
At the bottom of page 40, expand to describe specifically how the Special Committee considered the factors taken into account by Centerview in issuing its fairness opinion in reaching its own fairness determination.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Amended Proxy Statement.

5.
Refer to the factors listed in the last three bullet points on page 36. Expand to describe how the Board and Special Committee considered each to reach a determination of fairness. For example, what were the “market, customer and competitive trends” and how were they analyzed?

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 38-39 of the Amended Proxy Statement.

Summary of Centerview Financial Analysis, page 43
6.
We note your statement in the first paragraph of this section that “[t]he summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview…” Please revise this language (and the subsequent discussion if applicable) to make clear that all material analyses are described. In the same paragraph, we note the disclosure that “Centerview may have deemed various assumptions more or less probable than other assumptions...” Expand the discussion that follows to identify the assumptions Centerview deemed more or less probable and to explain why.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Amended Proxy Statement. The Company respectfully notes for the Staff that the Amended Proxy Statement includes a clarification on page 45 that the discussion that follows “is a summary of each of the material financial analyses prepared and reviewed with the Special Committee in connection with Centerview’s opinion, dated February 15, 2024.” The Company respectfully informs the Staff that it has been advised by Centerview that the preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In engaging in that process, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. As such, it is not possible for Centerview to isolate specific assumptions and evaluate them relative to other assumptions. Further, considering only some aspects of the analysis engaged in by Centerview (and not the analysis in total) has the potential to create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion.

Selected Public Company Analysis, page 44
7.	Please revise to include the full selected public company analysis instead of a summary. Also please identify all the selected companies.
Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 47 of the Amended Proxy Statement.

8.
Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose the enterprise value for each selected company that is the basis for the multiples disclosed on page 44.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 47 of the Amended Proxy Statement.

9.
See our last comment above. Explain how the selected companies were chosen by revising the disclosure in the second full paragraph on page 44 to describe in more detail the “certain operational, business and/or financial characteristics” Centerview considered comparable to the Company.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 of the Amended Proxy Statement.

Position of the Purchaser Filing Parties as to the Fairness of the Merger, page 46
10.
Refer to the last bullet point beginning on page 47. Please revise the disclosure in the third paragraph of this section to clarify whether the analysis and resulting conclusions that the Purchaser Filing Parties adopt as their own include Centerview’s analyses and discussion. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). If the Purchase Filing Parties do not adopt Centerview’s analyses and discussion as their own, then revise the disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 50 of the Amended Proxy Statement to clarify that the analysis and resulting conclusions that the Purchaser Filing Parties adopt as their own do not include Centerview’s analyses and discussion. The Company respectfully advises the Staff that the Purchaser Filing Parties refer to the Special Committee’s retention of Centerview as its independent financial advisor and the opinion of Centerview for the sole purpose of elaborating on the procedural safeguards that the Purchaser Filing Parties considered in concluding that the Merger is procedurally fair to the Unaffiliated Stockholders. The Purchaser Filing Parties did not engage Centerview as their financial advisor, evaluate Centerview’s credentials or investigate or evaluate the basis, process and quality of Centerview’s financial analyses and opinion. Further, the Purchaser Filing Parties were not addressees of Centerview’s opinion, did not have Centerview’s consent to rely on such opinion, and were not privy to the underlying analyses in such opinion at the time that the Purchaser Filing Parties entered into the Merger Agreement. As a result, the Purchaser Filing Parties did not consider the substantive financial analyses and opinion of Centerview in determining whether the Merger was fair to the Unaffiliated Stockholders from a financial perspective.

The Company also respectfully notes that the Amended Proxy Statement already includes disclosure addressing the factors listed in Instruction 2 to Item 1014 of Regulation M-A, which is included on pages 50-52 of the Amended Proxy Statement.

11.
Refer to the list of risks and other countervailing factors related to the substantive and procedural fairness of the Merger that the Purchaser Filing Parties considered, beginning on page 50. With a view towards disclosure, please tell us whether the Purchaser Filing Parties considered the fact that the Sponsor Stockholders were not interested in selling their approximately 75% stake in HireRight to a third party and were only interested in a transaction in which they were buyers of the Company Common Stock.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Amended Proxy Statement.

12.
Expand this section to specifically describe how the HireRight Board and the Special Committee considered the multiple higher per share offers received by other potential acquirers described in the Background of the Merger section, beginning in August 2022. Your revised disclosure should address each alternative offer received from Sponsors A-E. See Item 1014(b) of Regulation M-A and Instruction 2(viii) to that Item. Provide the same expanded disclosure as to the other filing persons on the Schedule 13E-3 later in the proxy statement.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 42-43 and 51-52 of the Amended Proxy Statement to specifically describe how each of the HireRight Board, the Special Committee and the Purchaser Filing Parties considered the Private Equity Party A Proposal, which was the sole higher per share offer received from another potential acquirer. The Company respectfully advises the Staff that although there were indications of interest in potential transactions involving the Company from Private Equity Parties B-E and Strategic Party A, except as described in the Amended Proxy Statement, the Company and the Sponsor Stockholders are not aware of any other firm offers that would be required to be described pursuant to Instruction 2(viii) to Item 1014(b) of Regulation M-A.

Purpose and Reasons of the Purchaser Filing Parties for the Merger, page 51
13.
Explain why the Purchaser Filing Parties determined to undertake the Merger at this time. See Item 1013(c) of Regulation M-A. In addition, describe any alternatives they considered and why they were rejected in favor of the Merger. See Item 1013(b) of Regulation M-A.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 55 of the Amended Proxy Statement to further discuss why the Purchaser Filing Parties determined to undertake the Merger at this time. Further, the Company respectfully refers the Staff to page 55 of the Amended Proxy Statement, which already discloses that in the course of considering the going-private transaction, the Purchaser Filing Parties did not consider any alternatives.

14.
Expand this section to address the Purchaser Filing Parties’ potential plans to acquire and merge HireRight with “target companies or assets that operate in HireRight’s industry.” Describe any analyses undertaken with respect to such transactions or potential targets to date, or revise to state that there have been none undertaken or identified yet.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 56 of the Amended Proxy Statement.

Detriments of the Merger to HireRight’s Unaffiliated Stockholders, page 54
15.	Expand this section to describe additional detriments rather than only the “primary” of the detriment to Unaffiliated Stockholders.
Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 58 of the Amended Proxy Statement.

Certain Unaudited Prospective Financial Information, page 55
16.
We note your references to the “summary of the Projections” throughout your filing. Please revise to include the full Projections instead of a summary. This comment also applies to summary of the comparisons between different forecasts described on page 59.

Response:
The Company respectfully acknowledges the Staff’s comment and has included the full Projections in the Amended Proxy Statement. Given the volume of the disclosure, we have included the Projections as a new Annex E and incorporated the disclosure into the Amended Proxy Statement where it is discussed in this section.

17.
We note the comparison of the 2021 Forecast with the Preliminary Projections provided on page 59, which you state was “reviewed by the Special Committee together with representatives of Centerview on January 11, 2024.” We also note your disclosure on page 28 describing the January 11 meeting and that the Special Committee compared the 2021 Forecast with the 2023 Model. Please revise throughout to clarify whether the 2023 Model and the Preliminary Projections are the same projections. If they are not the same projections, then revise the disclosure on page 28 to clarify whether the Special Committee also compared the 2021 Forecast with the Preliminary Projections and revise this section to include the 2023 Model described on page 28.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28-29 and 60-61 of the Amended Proxy Statement.

18.
Please revise footnote 1 to the table on page 57 to clarify whether actual results were included in the 2021 Forecast provided to the Special Committee and Centerview, or only in your filing. If the actual results were not included in the materials provided to the Special Committee and Centerview, please tell us why you did not include actual results for 2023 in this table.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the actual results for 2022 and 2023 were not included in the 2021 Forecast because at the time HireRight’s management prepared the 2021 Forecast, and at the time the 2021 Forecast was reviewed with the Special Committee, HireRight’s actual results of operation for the fiscal years ended December 31, 2022 and December 31, 2023 were not yet available. The Company has revised the disclosure to remove the actual results for 2022 and 2023.

The Merger Agreement, page 74

19.
Refer to the second paragraph in this section and the statement there that the description of the Merger Agreement “does not purport to be complete.” While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the Merger Agreement. Please modify to avoid characterizing the disclosure here as incomplete. In this regard, we note similar language in the first paragraph of this section and on page 73 regarding the Support Agreements.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 75 and 77 of the Amended Proxy Statement to remove the implication that the summary is not complete.

General
20.
Please explain why Stone Point Capital, LLC is not included as a filer on the Schedule 13E-3. In this regard, we note that Stone Point is a 27% shareholder in the Company and is collaborating with General Atlantic, L.P. to acquire it in the Merger. Revise to include Stone Point as a filer on the Schedule 13E-3 and amend the proxy statement to provide all of the information required as to that entity individually, to the extent not already provided.

Response:
The Filing Parties respectfully acknowledge the Staff’s comment and has revised the disclosure on pages vii and 131 of the Amended Proxy Statement and the cover page, the Introduction and the signature pages of the Amended Schedule 13E-3.

***
Please do not hesitate to contact me at (212) 450-4010 or john.amorosi@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.
Very truly yours,
/s/ John D. Amorosi
cc:
Brian Copple, HireRight Holdings Corporation
H. Oliver Smith, Davis Polk & Wardwell
Matthew W. Abbott, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Cullen L. Sinclair, Paul, Weiss, Rifkind, Wharton & Garrison LLP